United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Dcember 11, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		Coca-Cola European Partners plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an “X”)
An acquisition or disposal of voting rights				X
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Capital Group Companies, Inc. (“CGC”)
City and country of registered office (if applicable)		Los Angeles, CA 90071, USA
4. Full name of shareholder(s) (if different from 3.)[v]
Name
City and country of registered office (if applicable)
5. Date on which the threshold was crossed or reachedvi:		7 December 2017
6. Date on which issuer notified (DD/MM/YYYY):		8 December 2017
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	5.0266%	0.0000%	5.0266%	484,570,056
Position of previous notification (if applicable)	4.9549%	0.0000%	4.9549%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)				% of voting rights
				Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares (ISIN: GB00BDCPN049)		24,357,484			5.0266%

SUBTOTAL 8. A	24,357,484			5.0266%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument					% of voting rights

		SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date[x]	Exercise/ Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

			SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
			X
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
The Capital Group Companies, Inc. Holdings by CG Management companies are set out below:	5.0266%	0.0000%	5.0266%
Capital International Limited[1]
Capital Research and Management Company[2]	5.0241%	0.0000%	5.0241%
[1]Indirect subsidiaries of Capital Research and Management Company. [2]Subsidiary of The Capital Group Companies, Inc.
10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
CGC is the parent company of Capital Research and Management Company (“CRMC”). CRMC is a U.S.-based investment management company that manages the American Funds family of mutual funds. CRMC manages equity assets for various investment companies through three divisions, Capital Research Global Investors, Capital International Investors and Capital World Investors. CRMC in turn is the parent company of Capital Group International, Inc. (“CGII”), which in turn is the parent company of five investment management companies (“CGII management companies”): Capital Guardian Trust Company, Capital International, Inc., Capital International Limited, Capital International Sàrl and Capital International K.K. The CGII management companies primarily serve as investment managers to institutional clients.

Neither CGC nor any of its affiliates own shares of Coca-Cola European Partners plc for its own account. Rather, the shares reported on this Notification are owned by accounts under the discretionary investment management of one or more of the investment management companies described above.

Place of completion	Los Angeles, CA, USA
Date of completion	8 December 2017

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 11, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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